File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Release dated April 23rd., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 23rd., 2002

April 23, 2002
Garza García, Nuevo León
México

VITRO REPORTS FIRST QUARTER 2002 RESULTS

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VitroA)

Consolidated net sales maintained a positive trend in dollar terms reaching US$719 million, rising YoY by 7.1 percent for the quarter, driven by the performance of Glass Containers and the construction segment of Flat Glass

EBITDA remained strong; increasing 5.1 percent in dollar terms over the previous quarter to US$123 million. However, EBITDA decreased YoY in dollar terms by 4.8 percent as compared to the first quarter of last year, due principally to an extraordinary benefit registered in the IQ'01 and the revaluation of the peso against the U.S. dollar

Net income increased by 23.7 percent YoY for the quarter, in dollar terms, from US$29 million to US$36 million in 2002

Total outstanding debt remained at the same level of IVQ'01 at US$1,586 million

* Consolidated net sales for the quarter reached US$719 million, representing an increase of 7.1 percent in dollar terms, compared with US$672 million for the first quarter of 2001. Glass Containers, the construction segment of Flat Glass and Acros Whirlpool were the main drivers of the Company's sales performance for the quarter.

* EBITDA remained strong; increasing 5.1 percent in dollar terms over the previous quarter to US$123 million. However, for the quarter EBITDA declined YoY by 4.8 percent in dollar terms. The decrease arises primarily from an extraordinary gain from energy hedges contracted by the company during 2001, that was recognized in IQ'01 and that affects comparisons YoY. EBITDA has been further impacted by the strength of the peso, which continued to affect the competitiveness of the Company's exports while favoring imports and reducing margins in the domestic market. In addition, the slowdown of the Mexican and U.S. economies has impacted pricing to some extent.

* The Company posted net income of US$36 million for the quarter, which reflects extraordinary charges, for approximately US$39 million, related mainly to the write-off of certain assets of the former Glass Containers' Mexicali facility (assets that will not be used in the agreed J-V with Asahi Glass), a benefit arising from deferred taxes, and a total financing gain of US$5 million due mainly to a non-cash exchange gain. Net majority income reached US$19 million during the quarter rising YoY by 23.7 percent.

* Due to the seasonality of the business, a cash flow deficiency was filled by increasing debt in US$10 million as compared to the previous quarter. Aggregate debt stands at US$1,586 million.

All figures provided in this communication are in accordance with Generally Accepted Accounting Principles in Mexico. All figures are unaudited and are presented in constant Mexican pesos as of March 31, 2002. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month.

This communication contains certain forward-looking statements and information relating to Vitro, S.A. de C.V. and its Subsidiaries that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of Vitro with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results or performance of Vitro to be materially different from any future results or performance that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Vitro does business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Vitro does not intend, and does not assume any obligation, to update these forward-looking statements.

Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA), through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas and Europe, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Additional information on Grupo Vitro can be found at: http://www.vitro.com

First Quarter 2002 results
Conference Call and Web cast
Wednesday, April 24, 2002
10:30 AM US CT (Monterrey time); 11:30 AM US ET

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Wednesday, May 24, 2002.

For inquiries regarding the web cast, please contact Dario Wolos of CCBN via telephone at (617) 603-7739, or via email at dwolos@ccbn.com

For further information, please contact:

(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vitro.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com	(Media Relations) Albert Chico Vitro, S. A. de C.V. 011 (52) 8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
The positive YoY sales performance for the first quarter in U.S. dollar terms was mainly driven by Glass Containers, the construction segment of Flat Glass and Acros Whirlpool. Glass Containers showed an increase in sales, arising from a stronger performance in the domestic market, with additional revenues mainly to beer and cosmetic producers and a general increase in sales of niche products. Similarly to last quarter, sales by the Flat Glass business unit remained at the same level YoY, overcoming the pressure that a strong peso puts on prices, imports and the decline in demand, especially in the OEM auto segment. At Acros Whirlpool, volume increases in the export markets and added sales of recently launched products, were the main drivers for the growth in sales, partially offsetting price pressures. For Glassware, sales, for the quarter decreased YoY, as result of a decline in demand and pressure from Asian imports in the low-end segments. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter.

Table I Sales (million)
		IQ'02	IQ'01	% Var.
Cons. Net Sales	Ps$	6,542	6,581	(0.6)
Cons. Net Sales	US$	719	672	7.1
Domestic	Ps$	3,394	3,478	(2.4)
Domestic	US$	372	345	7.8
Exports	Ps$	1,824	1,840	(0.9)
Exports	US$	200	188	6.4
Foreign Subs.	Ps$	1,325	1,263	4.9
Foreign Subs.	US$	147	138	6.1
% Dllr. Sales*/Tot. Sales		48	49
% Exp. Sales/Tot. Sales		28	28
* Exports + Foreign Subs

EBITDA and EBIT
EBITDA remained strong, increasing QoQ 5.1 percent in dollar terms to US$123 million. However, for the quarter EBITDA declined YoY by 4.8 percent in dollar terms. The decrease arises primarily from an extraordinary gain from energy hedges contracted by the Company during 2001, that was recognized in IQ'01 and that affects comparisons YoY. EBITDA has been further impacted by the strength of the peso, which continued to affect the competitiveness of the Company's exports while favoring imports thus reducing margins in the domestic market. In addition, the slowdown of the Mexican and U.S. economies has impacted pricing to some extent. Also, lower production levels, in the Glassware business unit, as a result of a decline in demand, resulted in a lower fixed cost absorption. For the same reasons above, EBIT increased by 19.2 percent QoQ, and decreased YoY by 14.2 percent in dollar terms.
Compared to the previous quarter, the consolidated EBIT and EBITDA margins have begun to show signs of stabilization, and are now at levels of 8.6 percent and 17.1 percent respectively.

Table II EBIT and EBITDA (million)
		IQ'02	IQ'01	% Var.
EBIT	Ps$	565	719	(21.4)
EBIT Margin	%	8.6%	10.9%
EBIT	US$	62	72	(14.2)
EBIT Margin	%	8.6%	10.8%
-
EBTDA	Ps$	1,123	1,292	(13.1)
EBITDA Margin	%	17.2%	19.6%
EBITDA	US$	123	129	(4.8)
EBITDA Margin	%	17.1%	19.3%

Total Financing Cost
 Interest expense for the quarter decreased YoY, due to a lower weighted average cost of debt, which declined to 8.6 percent from 9.9 percent for IQ'01. This is the result, primarily, of lower market interest rates, a decrease in the aggregate amount of debt and the Company's liability management strategies. As has been disclosed, the Company has locked-in fixed rates for certain of its floating rate liabilities, through various interest rate cap and swap transactions, that applied to a notional principal amount approximately equal to US$700 million. These transactions are intended to improve the predictability of the Company's future debt service requirements. Currently, 52 percent of the Company's aggregate debt accrues at a fix rate.

Due to the appreciation of the peso during IQ'02, the Company recorded a non-cash foreign exchange gain for the period. Overall, the Company recorded a total financing gain for the quarter of Ps$45 million (US$5 million), compared with a total financing cost of Ps$210 million (US$20 million) for the first quarter of last year.

Table III Total Financing Cost (million)
		IQ'02	IQ'01	% Var.
Interest Expense	Ps$	296	455	(35.1)
Interest Expense	US$	32	45	(28.3)
Interest Income	Ps$	3	9	(65.9)
Interest Income	US$	0	1	(62.5)
Foreign Exchange Loss (Gain)	Ps$	(225)	(155)	45.6
Foreign Exchange Loss (Gain)	US$	(25)	(16)	55.9
Gains from Monetary Position	Ps$	210	176	19.3
Gains from Monetary Position	US$	23	17	31.4
Other Financial Expenses (Net)	Ps$	98	95	2.6
Other Financial Expenses (Net)	US$	11	9	13.8
Total Financing Cost	Ps$	(45)	210	-.-
Total Financing Cost	US$	(5)	20	-.-

Taxes
Income tax accrued increased YoY, as a result of an increase in the Foreign Exchange Gain mentioned above, increases in the operating income of certain subsidiaries and the additional taxes accrued by Cristalglass, our Spanish operation that began consolidating during IIQ'01. Deferred taxes reduced due mainly to the decrease of the corporate rate approved in connection with the recent Tax Reform passed by the Mexican Congress and the write-off of certain of the Mexicali facility's assets.

Table IV Taxes & PSW (million)
		IQ'02	IQ'01	% Var.
Income Tax Accrued	Ps$	125	100	25.4
Income Tax Accrued	US$	14	10	39.7
Deferred Income Tax	Ps$	(238)	41	-.-
Deferred Income Tax	US$	(26)	5	-.-
Income Tax & Tax on Assets	Ps$	(112)	141	-.-
Income Tax & Tax on Assets	US$	(12)	14	-.-
Profit Sharing to Workers	Ps$	40	28	45.6
Profit Sharing to Workers	US$	4	3	61.5
= Net Taxes and PSW	Ps$	(72)	169	-.-
= Net Taxes and PSW	US$	(8)	17	-.-

Net Income
Net income for the quarter was Ps$333 mill. (US$36 mill.), compared with Ps$283 mill. (US$29 mill.) during IQ'01, mainly as a result of a lower net financing cost and a negative tax & PSW, which was offset partly by an extraordinary charge arising from the write-off of the Mexicali facility's assets, (assets that will not be used in the agreed J-V with Asahi Glass). Other expenses include severance payments made in connection with an ongoing reorganization program. Net majority income for the quarter was Ps$177 mill. (US$19 mill.), compared with Ps$140 mill. (US$15 mill.) for IQ'01.

Capital Expenditures
 Total capital expenditures for IQ'02 were US$26 million, in line with management's budgeted CAPEX for the year of US$150 million. A large proportion of the expenditures for the quarter are related with the start-up of two Glass Containers' furnaces, to fulfill the increased demand of our customers, and maintenance of certain Glassware's furnaces.

Financial Position

Due to the seasonality of the business, a cash flow deficiency was filled by increasing debt in US$10 million as compared to the previous quarter. Aggregate debt stands at US$1,586 million. Financial leverage (Total Debt/EBITDA) stood at 3.0 times. Interest coverage was equal to 3.6 times for the period.

Table V Debt Indicators (million dlls.(1); except as indicated)
	IQ'02	IVQ'01	IIIQ'01	IQ'01
Interest Coverage
(EBITDA/Int. Exp.)(LTM)(2)(Times)	3.59	3.33	3.35	3.14
Leverage
(Total Debt / EBITDA) (LTM) (2) Times)	3.02	2.97	3.03	2.94
Total Debt	1,586	1,576	1,614	1,662
Short -Term Debt (3)	709	672	514	465
Long - Term Debt	877	904	1,100	1,197
Currency Mix (%) dlls. / pesos/UDI's	95/3/2	96/3/1	96/3/1	89/10/1
Weighted Average Cost of Debt (%)	8.6	9.1	8.8	9.9
(1) Constant pesos at the end of each quarter converted into dollars using the exchange rate at the end of each respective period.
(2) Last twelve months.
(3) Short term debt includes current maturities of long term debt.

Debt Profile as of March 31, 2002

* 55% of debt was long-term
* Average life of debt was 2.7 years.
* 50% of debt maturing in the period April '02 - March '03, or approximately US$352 million is related to trade finance, which the Company regularly renews.
* Current maturities of long-term debt include a maturity of US$175 million on May '02 of a bond placed in the international capital markets.
* Rate composition of Company's debt: fixed rate = 52 percent; floating rate plus fixed spread = 22 percent; short-term debt subject to market conditions = 24 percent.

Cash Flow
Net free cash flow for the quarter was negative in US$17 million as a result mainly of the increase in working capital requirements, due partly to higher sales that have resulted in higher account receivables over sales. However, as a percentage of sales, working capital requirements for IQ'02 were reduced to 10.5 percent from 13.4 percent for IQ'01. Other factors affecting cash flow include an increase in maintenance CAPEX on a YoY basis. On the positive side, net interest expense and dividends paid to minority interest partners were lower YoY. The Company's negative cash flow position was fulfilled by using internal cash flow on hand.

Table VI Cash Flow (million)
		IQ'02	IQ'01	% Var.
EBITDA	Ps$	1,123	1,292	(13.1)
EBITDA	US$	123	129	(4.8)
( - ) Net interest expense *	Ps$	270	410	(34.1)
( - ) Net interest expense *	US$	29	41	(27.5)
( - ) CAPEX	Ps$	226	220	3.0
( - ) CAPEX	US$	26	22	18.2
( +/- ) Working capital inv.	Ps$	510	296	72.0
( +/- ) Working capital inv.	US$	56	29	93.1
=Free Cash Flow	Ps$	116	365	(68.3)
=Free Cash Flow	US$	12	38	(68.7)
( - ) Taxes and dividends paid **	Ps$	250	391	(36.0)
( - ) Taxes and dividends paid **	US$	29	40	(27.5)
=Net Free Cash Flow	Ps$	(135)	(26)	427.5
=Net Free Cash Flow	US$	(17)	(2)	713.3
* Includes some other financial expenses and products.

Flat Glass
(37% of sales)

Sales

Sales of the business unit during the quarter increased 1.6 percent in dollar terms and decreased 4.4 percent in peso terms as a significant percentage of the business' revenues are denominated in U.S. dollars. On the domestic front, the slowdown of the OEM auto segment impacted sales, which were partially compensated with an increase YoY in the auto replacement market, as part of the strategy to grow into a more profitable sales mix. The construction segment remained stable YoY despite pricing pressures from Asian imports, and sales were down YoY on fiberglass due to a decline in demand. Overall, YoY comparisons in sales within the domestic market were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Export sales increased in both the auto and construction segments primarily as a result of higher sales to our foreign subsidiaries. Foreign subsidiaries increased sales YoY by 5.4 percent mainly driven by the Spanish operations, which were not consolidated until IIQ'01; such increase was offset by reduced sales of our U.S. subsidiary, resulting from the slow recovery in the United States of the commercial construction market, and the mild winter, which generated lower demand in the auto glass after market. YoY volume sales for the quarter increased in both the construction and auto segments. Fiberglass volumes sales were down 4.4 percent due mainly to lesser demand. Fiberglass represented 5 percent of the business' consolidated sales.

Table VII Flat Glass (million)
		IQ'02	IQ'01	% Var.
Cons. Net Sales	Ps$	2,431	2,543	-4.4%
Cons. Net Sales	US$	268	264	1.6%
Domestic Sales	Ps$	756	872	-13.3%
Domestic Sales	US$	83	87	-4.9%
Exports	Ps$	629	661	-4.7%
Exports	US$	69	65	5.6%
Foreign Subs.	Ps$	1,078	1,034	4.3%
Foreign Subs.	US$	119	113	5.4%
-		-
EBIT	Ps$	227	345	-34.1%
EBIT Margin	%	9.3%	13.6%
EBIT	US$	25	34	-27.2%
EBIT Margin	%	9.3%	13.0%
-		-
EBITDA	Ps$	376	499	-24.6%
EBITDA Margin	%	15.5%	19.6%
EBITDA	US$	41	50	-16.9%
EBITDA Margin	%	15.4%	18.9%

EBITDA and EBIT
EBITDA and EBIT margins for the quarter in respect of domestic operations continued to be impacted, on a YoY basis, by a strong peso that affects the business' cost and expense structure. The decrease of volume sales in the U.S. and a weak Euro affected margins of the business' foreign subsidiaries. Compared to the previous quarter, EBITDA and EBIT margins have begun to show signs of stabilization, and are now at levels of 9.3 percent and 15.4 percent respectively. Reduced demand in the domestic OEM auto segment and the slowdown of the U.S. economy continued to impact prices, resulting in reduced margins. Prices remain flat in the rest of the segments, not allowing at least part of the inflation to be compensated, which induced cost increases. As with the Company's other businesses, EBITDA is further impacted by an increase in labor expenses arising from an agreed upon administrative restructure. Further efforts are being made to increase productivity, focus more emphatically on value added products and lower SG&A. The recently integrated fiberglass segment represented approximately 12 percent of EBIT and 10 percent of EBITDA for the quarter.

Table VIII Flat Glass Construction & Auto Sales Volume (million of Reduced Square Meters)
	IQ'02	IQ'01	% Var.
Total	32,826	29,862	9.9

Fiber Glass (tons)
Total	8,027	8,400	-4.4

Glass Containers
(32% of sales)

Sales
Aggregate YoY sales of Glass Containers increased by 6.3 percent in dollar terms. In the domestic front, the beer and cosmetic segments, as well as niche products, contributed to most of the improvement. In general terms, focusing in more profitable niche segments coupled with more effective marketing to the end consumer has yielded better results. The export market decreased mainly as a result of the still perceivable slowdown of the U.S. economy. Sales from foreign subsidiaries increased as a result of the global strategy of the unit to assist in covering unattended demand in the south of Mexico and north of Central America, due to lack of capacity of the Mexican plants. Alcali (raw materials) was able to improve prices despite lower volume sales that resulted in flat sales YoY. Vancan (aluminum cans) showed an increase in volumes but excess market capacity continuous to pressure prices, thus resulting in flat sales YoY. Fama (capital goods) and Ampolletas (ampoules) continued to be affected by reduced demand. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Results of the Glass Containers business unit for the quarter included the results of the ampoules, capital goods, raw materials and aluminum can segments. During the IQ'02, these segments represented 19.8 percent of net sales.

Table IX
Glass Containers
(million)
		IQ'02	IQ'01	% Var.
Cons. Net Sales	Ps$	2,109	2,130	-1.0%
Cons. Net Sales	US$	232	218	6.3%
Domestic Sales	Ps$	1,368	1,378	-0.7%
Domestic Sales	US$	150	136	10.0%
Exports	Ps$	503	542	-7.1%
Exports	US$	56	59	-5.1%
Foreign Subs.	Ps$	247	229	7.8%
Foreign Subs.	US$	27	25	9.2%
-
EBIT	Ps$	252	221	13.9%
EBIT Margin	%	11.9%	10.4%
EBIT	US$	28	22	23.3%
EBIT Margin	%	11.9%	10.3%
-
EBITDA	Ps$	490	480	2.1%
EBITDA Margin	%	23.2%	22.5%
EBITDA	US$	54	48	11.4%
EBITDA Margin	%	23.2%	22.1%

EBITDA and EBIT
EBITDA and EBIT improved YoY by 11.4 percent and 23.3 percent respectively. The business has continued to show an improvement in EBITDA margins from 17.7 percent in the IIIQ'01 to 23.2 percent for this quarter. The improvements are attributable to cost efficiency measures and better sales mix on the glass and raw materials segments. The rest of the non-glass segments were negatively affected by the strong peso and pressures on prices due to over-supply for the aluminum can segment, imports that have affected the ampoules segment and reduced demand in the domestic markets that affected both the ampoules and capital goods segment. On a YoY basis, as with the Company's other businesses, EBITDA is further impacted by an increase in labor expenses arising from an agreed upon administrative restructure. For the quarter, the recently integrated non-glass units, including ampoules, represented approximately 15 percent of EBIT and 16 percent of EBITDA.

Table X
Glass Containers
Sales Volume
(millions of units)
	IQ'02	IQ'01	% Var.
Domestic	939,662	823,783	14.1
Exports	257,340	280,609	-8.3
Total	1,197,002	1,104,392	8.4
-
Alcali (tons)	129,481	138,186	-6.3
Ampoules (MM units)	151,951	181,243	-16.2
Aluminum cans (MM units)	192,250	185,128	3.8

Glassware
(9% of Vitro's sales)

Sales

The decrease in consolidated net sales on a YoY basis continues to be attributable to the decline in demand, both in the U.S. and Mexican economies. The decline in sales is also attributable to an increase in imported products, especially from European and Asian competitors, as a result of a strong peso and the continued decline in import tariffs. Such decline was partially compensated by an increase in domestic sales attributable to promotional products. In the export market, sales continued to decline as a result of a slowdown in demand, which was aggravated as a result of the September 11 events for the hotel and restaurant markets, and industrial products (coffee carafes, blenders, etc.). The recently integrated plastic segment, which represented approximately 22 percent of Glassware sales for the quarter, remained stable in revenue terms on a YoY basis. YoY comparisons in sales were affected by this year's Easter Week, which occurred in March and resulted in less sales' days for the quarter. Glassware's management is focusing on improving returns by renewing and maintaining a constant commitment to improve its line of offered products through innovation and marketing, improving the sales mix toward niche markets and better service to clients.

Table XI
Glassware
(million)
		IQ'02	IQ'01	%Var.
Cons. Net Sales	Ps$	534	603	-11.6%
Cons. Net Sales	US$	59	61	-3.7%
Domestic Sales	Ps$	393	421	-6.6%
Domestic Sales	US$	43	41	3.9%
Export Sales	Ps$	150	192	-21.9%
Export Sales	US$	17	20	-18.7%
-
EBIT	Ps$	33	70	-52.7%
EBIT Margin	%	6.2%	11.6%
EBIT	US$	4	7	-48.8%
EBIT Margin	%	6.3%	11.8%

EBITDA	Ps$	99	136	-27.4%
EBITDA Margin	%	18.5%	22.5%
EBITDA	US$	11	14	-20.6%
EBITDA Margin	%	18.5%	22.4%

EBITDA and EBIT
YoY, IQ'02 EBITDA decreased by 20.6 percent in dollar terms, mainly as a result of lower sales, an important reduction on capacity utilization on a YoY basis and thus lower fixed cost absorption. The less profitable sales mix due to a decline in demand and imports into Mexico that pressure prices, also affected both EBITDA and EBIT margins. The recently integrated plastics segment, which represented approximately 30 percent of EBIT and 19 percent of EBITDA for IQ'02, remained stable on a YoY basis.

Table XII
Glassware
Sales mix in pieces (%)
		IQ'02	IQ'01
Glass (Sales mix)	Industrial	45	40
	Retail	55	60
-
Plastics (Sales mix)	Industrial	19	22
	Retail	81	78

Acros Whirlpool
(22% of sales)

Sales
During the quarter, sales increased YoY by 24.1 percent in dollar terms, both in the domestic and export markets. The domestic market grew by 11 percent, and, in the case of Acros Whirlpool, sales were driven mainly by the new range platform and low to medium-end refrigerators, with increases in volume and a better product mix. In the export front, sales of this business unit increased, especially to the U.S., driven by the new range platform and in a lower scale by medium-end refrigerators. YoY, volumes increased by 21 percent, due again mainly to the introduction of the new range platform (49 percent YoY increase) and to certain models within the refrigerator segment (19 percent increase on a YoY basis). Ranges represented 25 percent of total sales, while refrigerators 46 percent of total sales and washers an additional 24 percent. The rest of the business is comprised of sales of small appliances.

Table XIII Acros Whirlpool (million)
		IQ'02	IQ'01	%Var.
Cons. Net Sales	Ps$	1,451	1,294	12.2%
Cons. Net Sales	US$	159	128	24.1%
Domestic Sales	Ps$	910	848	7.3%
Domestic Sales	US$	100	84	18.7%
Export Sales	Ps$	541	446	21.4%
Export Sales	US$	59	44	34.3%
-
EBIT	Ps$	110	116	-4.8%
EBIT Margin	%	7.6%	8.9%
EBIT	US$	12	11	5.2%
EBIT Margin	%	7.6%	9.0%
-
EBITDA	Ps$	186	182	2.4%
EBITDA Margin	%	12.8%	14.0%
EBITDA	US$	20	18	13.3%
EBITDA Margin	%	12.8%	14.0%

EBITDA and EBIT
EBITDA margins improved QoQ notwithstanding that IQ'02 is weaker in sales, because of seasonality reasons. On a YoY basis, profitability increased by 13.3 percent in dollar terms due to higher sales, even though margins continued to be affected mainly by pricing pressures, mostly from Korean imports into the domestic market as a result of the strong peso that favors imports and increases in SG&A.

Recent Key Developments

DEBT REFINANCING

The Company has obtained financings in aggregate amounts sufficient to repay principal and interest in respect of the US$175 million Yankee Bond facility maturing in May of 2002. The Company expects to repay such financing with the proceeds of expected divestitures, cash in hand and new longer term financing.

The Company has suspended expected capital markets transactions until a later part of this year, after evaluating the convenience of available alternatives.

AMPOLLETAS' DIVESTITURE

At the beginning of April, the Company completed the sale of its 51 percent controlling interest in Ampolletas, to its former partner Gerresheimer Glas AG. The transaction was closed at a multiple exceeding 6.0x times 2001 EBITDA. The Company received US$13.4 million in cash and reduced debt by an amount equal to US$7.8 million. Cash proceeds will be used to repay debt..

ACROS WHIRLPOOL

At the end of last quarter, the Company announced that it had reached an agreement in principle with Whirlpool Corporation, to sell its 51 percent stake in it subsidiary Vitromatic. The transaction has been approved by Whirlpool's and Vitro's boards, by Vitro's stockholders, but it is still subject to Competition Commission approval. The transaction is expected to be completed during the second quarter of this year and is consistent with Vitro's efforts to concentrate in its core businesses.

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2002 (IN MILLIONS)
INCOME STATEMENT	Constant Pesos			Nominal Dollars(1)
	2002	2001	% Var.	2002	2001	% Var.
Consolidated Net Sales	6,542	6,581	(0.6)	719	672	7.1
Cost of Sales	4,803	4,725	1.6	528	482	9.5
Gross Income	1,739	1,855	(6.3)	191	190	0.8
SG&A Expenses	1,174	1,137	3.3	129	117	10.1
Operating Income	565	719	(21.4)	62	72	(14.2)
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Interest Expense	396	557	(28.8)	43	55	(21.5)
Interest Income	6	15	(61.9)	1	1	(57.6)
Exchange Loss (Gain)	(225)	(155)	45.6	(25)	(16)	55.9
Gain from Monet. Position	210	176	19.3	23	17	31.4
Total Financing Cost	(45)	210	--	(5)	20	--
Other Income	(349)	(57)	516.3	(39)	(5)	626.1
Share in Net Income of Non-Consol. Assoc. Companies	-	-	--	-	-	--
Inc. bef. Tax & PSW	261	452	(42.2)	29	47	(38.7)
Income Tax and PSW	(72)	169	--	(8)	17	--
Net Inc. Cont. Opns.	333	283	17.7	36	29	23.7
Income (loss)of Discont. Oper.	-	-	--	-	-	--
Extraordinary Items, Net	-	-	--	-	-	--
Net Income	333	283	17.7	36	29	23.7
Net Income of Maj. Int.	177	140	26.7	19	15	29.9
Net Income of Min. Int.	156	143	8.9	17	15	17.4
-
-
-
BALANCE SHEET	2002	2001	% Var.	2002	2001	% Var.
Cash & Cash Equivalents	784	739	6.1	87	76	14.1
Trade Receivables	2,273	2,188	3.9	252	225	12.1
Inventories	3,667	3,995	(8.2)	407	412	(1.3)
Other Current Assets	1,193	1,444	(17.4)	132	149	(11.4)
Total Current Assets	7,917	8,367	(5.4)	878	863	1.8
Inv. in Uncons. Subs.	43	197	(77.9)	5	20	(75.7)
Prop., Plant & Equipment	20,599	22,673	(9.1)	2,285	2,298	(0.6)
Deferred Assets	1,794	1,600	12.1	199	164	21.3
Other Long-Term Assets	526	497	5.9	58	51	14.8
Total Assets	30,880	33,334	(7.4)	3,425	3,395	0.9
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Short-Term & Curr. Debt	6,397	4,653	37.5	709	471	50.5
Trade Payables	2,967	2,357	25.9	329	239	37.4
Other Current Liabilities	1,932	1,992	(3.0)	214	206	4.2
Total Curr. Liab.	11,296	9,003	25.5	1,253	917	36.7
Long-Term Debt	7,907	11,784	(32.9)	877	1,191	(26.3)
Other LT Liabilities	2,755	2,720	1.3	305	274	11.5
Total Liabilities	21,957	23,507	(6.6)	2,435	2,381	2.3
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Restated Capital Stock	6,866	6,847	0.3	762	684	11.3
Retained Earnings	(1,428)	(317)	349.8	(158)	(11)	1,345.5
Minority Interest	3,484	3,297	5.7	386	341	13.4
Total Shar. Equity	8,923	9,827	(9.2)	990	1,014	(2.4)
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(1)Nominal dollars calculated by dividing each month's nominal pesos by the end of such month exchange rate.
(2) Constant pesos at the end of each period converted into dollars using the exchange rate at the end of each respective period.

FINANCIAL INDICATORS	2002	2001
Debt/EBITDA (LTM, times)	3.0	2.9
EBITDA/Net Int. Exp. (LTM, times)	3.6	3.1
Debt/Firm Value (times)	0.6	0.6
Debt/Equity (times)	1.6	1.7
Total Liab./Stockh. Equity (times)	2.5	2.4
Curr. Assets/Curr. Liab. (times)	0.7	0.9
Sales/Assets (times)	0.8	0.8
EPS (Ps$) *	0.65	0.47
EPADR (US$) *	0.22	0.16
* Based on the weighted average shares outstanding.
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OTHER DATA
# Shares Issued (thousands)	324,000	324,000
# Average Shares Outstaning (thousands)	273,706	296,601
Employees	34142	33780

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF MARCH 31, 2002 (IN MILLIONS)
	Constant Pesos			Nominal Dollars
	2002	2001	% Var.	2002	2001	% Var.
FLAT GLASS
Net Sales	2,463	2,567	-4.0%	271	266	2.0%
Interd. Sales	33	24	37.8%	4	2	52.3%
Con. N. Sales	2,431	2,543	-4.4%	268	264	1.6%
Expts. (US$) (1)	69	65	5.6%	69	65	5.6%
EBIT	227	345	-34.1%	25	34	-27.2%
Margin (2)	9.3%	13.6%		9.3%	13.0%
EBITDA	376	499	-24.6%	41	50	-16.9%
Margin (2)	15.5%	19.6%		15.4%	18.9%

GLASS CONTAINERS
Net Sales	2,117	2,148	-1.4%	233	220	5.9%
Interd. Sales	8	17	-56.4%	1	2	-51.5%
Con. N. Sales	2,109	2,130	-1.0%	232	218	6.3%
Expts. (US$) (1)	56	59	-5.1%	56	59	-5.1%
EBIT	252	221	13.9%	28	22	23.3%
Margin (2)	11.9%	10.4%		11.9%	10.3%
EBITDA	490	480	2.1%	54	48	11.4%
Margin (2)	23.2%	22.5%		23.2%	22.1%

ACROS WHIRLPOOL
Net Sales	1,451	1,294	12.2%	159	128	24.1%
Interd. Sales	-	-	--	-	-	--
Con. N. Sales	1,451	1,294	12.2%	159	128	24.1%
Expts. (US$) (1)	59	44	34.3%	59	44	34.3%
EBIT	110	116	-4.8%	12	11	5.2%
Margin (2)	7.6%	8.9%		7.6%	9.0%
EBITDA	186	182	2.4%	20	18	13.3%
Margin (2)	12.8%	14.0%		12.8%	14.0%

GLASSWARE
Net Sales	543	613	-11.4%	60	62	-3.5%
Interd. Sales	9	9	0.5%	1	1	11.1%
Con. N. Sales	534	603	-11.6%	59	61	-3.7%
Expts. (US$) (1)	17	20	-18.7%	17	20	-18.7%
EBIT	33	70	-52.7%	4	7	-48.8%
Margin (2)	6.2%	11.6%		6.3%	11.8%
EBITDA	99	136	-27.4%	11	14	-20.6%
Margin (2)	18.5%	22.5%		18.5%	22.4%

CONSOLIDATED (3)
Net Sales	6,592	6,631	-0.6%	725	677	7.1%
Interd. Sales	50	51	-1.7%	5	5	8.9%
Con. N. Sales	6,542	6,581	-0.6%	719	672	7.1%
Expts. (US$) (1)	200	188	6.4%	200	188	6.4%
EBIT	565	719	-21.4%	62	72	-14.2%
Margin (2)	8.6%	10.9%		8.6%	10.8%
EBITDA	1,123	1,292	-13.1%	123	129	-4.8%
Margin (2)	17.2%	19.6%		17.1%	19.3%

(1)Nominal dollars calculated by dividing each month's nominal pesos by the end of such month exchange rate.
(2) EBIT and EBITDA Margins consider Consolidated Net Sales.
(3) Includes corporate companies and other's sales and EBIT.

	2002	2001	%
FLAT GLASS (MM Red. M2)
Constr. + Auto	32,826	29,862	9.9%
-
FIBER GLASS (Tons)	8,027	8,400	-4.4%

GLASS CONTAINERS (MM Pieces)
Domestic	939,662	823,783	14.1%
Exports	257,340	280,609	-8.3%
Total	1,197,002	1,104,392	8.4%
-
ALCALI (TONS)	129,481	138,186	-6.3%
ASA (Pieces)	151,951	181,243	-16.2%
VANCAN (MM Pieces)	192,250	185,128	3.8%
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GLASSWARE (Sales Mix %)
Retail	55%	60%
Industrial	45%	40%
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PLASTICS (Sales Mix %)
Retail	81%	78%
Industrial	19%	22%